# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brenmiller Energy Ltd., CIK 0001901215
CUSIP: M2R43K404
Title of class of securities: Ordinary Shares, no par value per share
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Date of event which requires filing of this statement: 08/21/2025
Filed by CIK 0001936611
Persons authorized to receive notices and communications: Avraham Brenmiller, c/o Brenmiller Energy Ltd., 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249, 972-77-693-5140

## Reporting persons
- Avraham Brenmiller (CIK 0001936611): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 182,516; shared voting power 0; sole dispositive power 182,516; shared dispositive power 0; aggregate amount beneficially owned 182,516 (4.67% of the class)
  Comment: (1) Based on 3,859,800 Ordinary Shares that the Issuer has advised the Reporting Person were issued and outstanding as of October 20, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, no par value per share
Name of issuer: Brenmiller Energy Ltd.
Address of issuer's principal executive offices: 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, Israel (L3), 4809249
Comment: This Amendment No. 4 to Schedule 13D (this "Schedule 13D/A") to Schedule 13D amends and supplements the Schedule 13D initially filed by Avraham Brenmiller (the "Reporting Person") with the U.S. Securities and Exchange Commission (the "SEC") on July 7, 2022, as amended by Amendment No. 1 filed with the SEC on February 16, 2023, as amended by Amendment No. 2 filed with the SEC on July 8, 2024, and as amended by Amendment No. 3 filed with the SEC on February 23, 2025 (as amended, the "Schedule 13D"), and relates to the ordinary shares, no par value per share (the "Ordinary Shares"), of Brenmiller Energy Ltd., an Israeli company (the "Issuer"). On June 18, 2025, the Issuer announced a 5-for-1 reverse share split of its issued and outstanding ordinary shares. All historical quantities of the ordinary shares and per share data herein are presented on a post-split basis to give effect to our 5-for-1 reverse share split effected at the market open on Nasdaq on June 20, 2025. Except as otherwise specified in this Schedule 13D/A, all items in the Schedule 13D are unchanged and each capitalized term used but not defined herein shall have the meaning ascribed to such term in the Schedule 13D. The principal executive offices of the Issuer are located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5 of the Schedule 13D is hereby amended and restated as follows: The Reporting Person may be deemed to beneficially own 130,315 Ordinary Shares of the Issuer, and 52,201 securities exercisable into ordinary shares within 60 days by the Reporting Person, which constitute 4.67% of the outstanding Ordinary Shares of the Issuer. The percentage is based on 3,859,800 Ordinary Shares that the Issuer has advised the Reporting Person were issued and outstanding as of October 20, 2025. On August 21, 2025, in connection with the exercise of certain pre-funded warrants to purchase Ordinary Shares held by an investor, the Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the Issuer's outstanding Ordinary Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power of 182,516 Ordinary Shares of the Issuer.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported above in this Item 5 and held directly by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: As of August 21, 2025, the Reporting Person has ceased to be the beneficial owner of more than five percent (5%) of the Issuer's outstanding Ordinary Shares. The filing of this Schedule 13D/A constitutes an exit filing for the Reporting Person.

## Signatures
- Avraham Brenmiller: /s/ Avraham Brenmiller, Avraham Brenmiller (10/21/2025)